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SCHEDULE 13G

IMMULOGIC PHARMACEUTICALS
Common Stock
Cusip # 45252R100
6/18/02

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

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Cusip # 45252R100

Item 1: REPORTING PERSONS
Jonathan A. G. Auerbach

Item 2: NOT APPLICABLE

Item 3: NOT APPLICABLE

Item 4: CITIZENSHIP
United States of America

Item 5: SOLE VOTING POWER
1,247,100

Item 6: SHARED VOTING POWER --
None

Item 7: SOLE DISPOSITIVE POWER --
1,247,100

Item 8: SHARED DISPOSITIVE POWER --
None

Item 9: AGGREGATE AMOUNT BENEFICIALLY OWNED --
1,247,100

Item 10: NOT APPLICABLE

Item 11: PERCENT OF CLASS REPRESENTED BY LINE 9 --
6.09

Item 12: TYPE OF REPORTING PERSON --
IN

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ITEM 1(A). NAME OF ISSUER

IMMULOGIC PHARMACEUTICALS

ITEM 1(B). ADDRESS OF ISSUER

12 Alfred Street, Suite 300
Woburn, MA

ITEM 2(A). NAME OF PERSON FILING

Jonathan A. G. Auerbach

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE

215 E 73rd Street, New York, NY 10021

ITEM 2(C). CITIZENSHIP

United States of America

ITEM 2(D). TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(E). CUSIP NUMBER

45252R100

ITEM 3. This statement is filed pursuant to Rule 13d-1 (c).

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ITEM 4. OWNERSHIP
ITEM 4(a). AMOUNT BENEFICIALLY OWNED
1,247,100
ITEM 4(b). PERCENT OF CLASS
6.09
ITEM 4(c). NUMBER OF SHARE AS TO WHICH SUCH PERSON HAS:
 (i). SOLE POWER TO VOTE OR DIRECT THE VOTE -- 1,247,100
 (ii). SHARED POWER TO VOTE OR TO DIRECT THE VOTE -- None
 (iii). SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF --
1,247,100
 (iv). SHARE POWER TO DISPOSE OR TO DIRECT DISPOSISTION OF -- None

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of
6/18/02 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following: [   ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON
Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY:
Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10. CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete are correct.

Signature

Monday, June 25, 2002

Jonathan A. G. Auerbach